OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number:          3235-0287
                                                  Expires:      January 31, 2005
                                                  Estimated average burden
                                                  hours per response.........0.5
                                                  ------------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Yatron                         Stratton                  D.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                           407 Tulpehocken Road
--------------------------------------------------------------------------------
                                    (Street)

  Reading                           PA                 19601
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     NATIONAL PENN BANCSHARES, INC. (NPBC)

________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Statement for Month/Day/Year

     December 31, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

     December 31, 2002

________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |X|  Director                             |_|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     Group Executive Vice President
     ____________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable line)

     |X|  Form Filed by One Reporting Person
     |_|  Form Filed by More than One Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                      5.
                                                                                      Amount of      6.
                                                      4.                              Securities     Owner-
                                                      Securities Acquired (A) or      Beneficially   ship
                                         3.           Disposed of (D)                 Owned          Form:     7.
                            2.           Transaction  (Instr. 3, 4 and 5)             Following      Direct    Nature of
                            Trans-       Code         ------------------------------- Reported       (D) or    Indirect
1.                          action       (Instr. 8)                   (A)             Transaction(s) Indirect  Beneficial
Title of Security           Date         ------------                 or              (Instr. 3 &    (I)       Ownership
(Instr. 3)                  (mm/dd/yy)    Code     V      Amount      (D)    Price     Instr.4)      (Instr.4) (Instr.4)
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                          5,396.337(1)    D
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                          1,021    (2)    I       Son's Trust
-------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                            973    (3)    I       Son's Trust
-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------

=========================================================================================================================

                                                 Page 1 of 3

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                  9.
                                                                                                  Number    10.
                                                                                                  of        Owner-
                                                                                                  deriv-    ship
                                                                                                  ative     Form
             2.                                                                                   Secur-    of
             Conver-                    5.                              7.                        ities     Deriv-   11.
             sion                       Number of                       Title and Amount          Bene-     ative    Nature
             or                         Derivative    6.                of Underlying     8.      ficially  Secur-   of
             Exer-             4.       Securities    Date              Securities        Price   Owned     ity:     In-
             cise              Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
             Price   3.        action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.           of      Trans-    Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of     Deriv-  action    (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative   ative   Date      8)       4 and 5)      Date     Expira-            Number  ity     action(s) (I)      ship
Security     Secur-  (mm/dd/   ------   ------------  Exer-    tion               of      (Instr. (Instr.   (Instr.  (Instr.
(Instr. 3)   ity     yy)       Code V    (A)   (D)    cisable  Date     Title     Shares  5)      4)        4)       4)
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Phantom                                                                Common
Stock Units 1-for-1   6/30/02(4)  A        170.7854       (5)   (5)     Stock      170.7854  26.788
----------------------------------------------------------------------------------------------------------------------------
Phantom                                                                Common                            (6)
Stock Units 1-for-1   12/31/02    A        256.2717       (5)   (5)     Stock      256.2717  26.827  1,000.1584  D
----------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------
Stock
Option
(Right to                                                              Common
Buy)                                                                    Stock                            (7)     D
----------------------------------------------------------------------------------------------------------------------------


============================================================================================================================


                                                    Page 2 of 3

Explanation of Responses:

(1) Includes 53 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23,2002 and paid December 27, 2002.



/s/ Stratton D. Yatron                                           1/6/03
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                  FORM 4 FOOTNOTES
                                  ----------------

Name of Reporting Person:  Stratton D. Yatron

Name of Issuer:            National Penn Bancshars, Inc.

Period Covered:            December 31, 2002


Footnotes:

(1) Includes 256 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(2) Includes 48 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(3) Includes 46 shares acquired pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002 and paid December 27, 2002.

(4) Issuance of these phantom stock units qualifies for deferred reporting on a Form 5. They are being reported earlier, on this Form 4, voluntarily.

(5) The phantom stock units were accrued under the National Penn Bancshares, Inc. Directors' Fee Plan and are to be settled in National Penn Bancshares, Inc. common stock upon the reporting person's retirement as a director or reaching the age of 65, as elected by such person.

(6) Includes 35.4232 phantom stock units acquired under the Directors' Fee Plan pursuant to the Company's payment of a 5% stock dividend declared October 23, 2002, and paid on December 27, 2002.

          Includes 21.4085 phantom stock units acquired upon "reinvestment" of dividends accrued on phantom stock units under the Directors' Fee
          Plan: 5.0572 on 2/17/02; 4.3896 on 5/17/02; 5.9199 on 8/17/02; and
          6.0418 on 11/17/02. Because the Company has a dividend reinvestment plan available to substantially all of its shareholders on terms similar to the dividend reinvestment feature of the Directors' Fee Plan, the acquisition of phantom stock units with "reinvested" dividends is exempt from line item reporting under SEC Rule 16a-11.

(7) Total options held, after adjustment for 5% stock dividend paid by the Company on December 27, 2002, are 1,022.


                                  Page 3 of 3